Filed Pursuant to Rule 433
Registration No. 333-165133
January 13, 2011

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 13, 2011)
Issuer:	Georgia Power Company
Security:	Series 2011A Floating Rate Senior Notes due January 15, 2013
Expected Ratings:*	A3/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$300,000,000
Public Offering Price:	100%
Maturity Date:	January 15, 2013
Optional Redemption Terms:	Callable in whole or in part on or after January 18, 2012 at par
Interest:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement), plus 0.27%, reset quarterly, and payable January 15, April 15, July 15 and October 15 of each year, commencing April 15, 2011

Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	373334JU6
Trade Date:	January 13, 2011
Expected Settlement Date:	January 19, 2011
Joint Book-Running Managers:	Goldman, Sachs & Co. RBS Securities Inc.
Co-Manager:	Samuel A. Ramirez & Company, Inc.
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759, Goldman, Sachs & Co. toll free at 1-866-471-2526 or RBS Securities Inc. toll free at 1-866-884-2071.

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